SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 12, 2011

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

Announcement of LM Ericsson Telephone Company, dated May 12, 2011 regarding “Ericsson Management Briefing in New York”

ERICSSON MANAGEMENT BRIEFING IN NEW YORK

•	Revenues 2010 increased in markets with high smartphone penetration

•	Continued ramp up of production of RBS6000

•	Network service provider equipment market CAGR estimated at 3-5% 2010-2013

•	Total exchange rate and hedging impact on Group revenues were -10% first quarter 2011

At Ericsson’s (NASDAQ:ERIC) Management Briefing in New York today President and CEO Hans Vestberg will elaborate on the company’s strategies and overall market trends and CFO Jan Frykhammar will comment on financial performance and capital structure. Head of Business Unit Networks Johan Wibergh and head of Business Unit Global Services Magnus Mandersson will comment on market development, revenue growth and profitability.

Vestberg will also elaborate on how the company would work to meet the targets in the Executive Performance Stock Plan with its three performance criteria: compound annual growth rate of net sales of 4 -10% 2010-2013; compound annual growth rate of operating income of 5-15% 2010-2013; cash conversion above 70 percent during each of the years 2011-2013.

To deliver on these targets Vestberg sees three growth levers: portfolio momentum in mobile broadband, managed services and BSS/OSS transformation; market share gains by building presence in large markets, gaining footprint in technology shifts and increasing its share of operators capex/opex; M&A and partnering to be part of market consolidation, fill portfolio gaps and accelerate entry in new growth areas such as machine-to-machine.

During the presentation Ericsson will state that:

-	The total telecom market based on operator opex and capex in 2010 estimated to USD 223 b.

-	Total network service provider equipment market 2010 estimated to USD 94 b. with an estimated compound annual growth rate (CAGR) at 3-5% 2010-2013

•	Mobile networks market (excluding WiMax, site material and OSS) compound annual growth rate estimated at 6-8% 2010-2013

•	Ericsson’s market share in mobile networks (excluding WiMax) approximately 32%

-	Total addressed global telecom services market 2010 estimated to USD 96-101 b. with an estimated compound annual growth rate (CAGR) at 6-8% 2010-2013.

•	Ericsson’s market share estimated to 11%

Johan Wibergh will talk about how Ericsson has continued to ramp up its production of its multi-standard radio base station RBS 6000. By year-end 2011 more than 80% of radio product deliveries are expected to be RBS 6000. He will also say that in countries with high smartphone penetration Ericsson has increased sales of radio access networks. As a result, 2010 radio access sales in the US and Japan increased by 60% year-over-year and by more than 40% in the UK.

Jan Frykhammar will discuss the capital targets, which remain unchanged, with days sales outstanding of less than 90 days, inventory days of less than 65 days, payable days of more than 60 days and a cash conversion target of above 70%.

With presence in more than 180 countries Ericsson is exposed to fluctuations in currency exchange rates. Over the past years Ericsson has worked to better balance exchange rate exposure.

-	Total exchange rate and hedging impact on Group revenues were year-over-year +1% in 2008, +9% 2009, by -2% 2010, and by -10% first quarter 2011.

Webcast and presentations will be available at 15.00 CET on: Management Briefing New York, May 12, 2011

NOTES TO EDITORS:

Ericsson is the world’s leading provider of technology and services to telecom operators. Ericsson is the leader in 2G, 3G and 4G mobile technologies, and provides support for networks with over 2 billion subscribers and has the leading position in managed services. The company’s portfolio comprises mobile and fixed network infrastructure, telecom services, software, broadband and multimedia solutions for operators, enterprises and the media industry. The Sony Ericsson and ST-Ericsson joint ventures provide consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of being the “prime driver in an all-communicating world” through innovation, technology, and sustainable business solutions. Working in 180 countries, more than 90,000 employees generated revenue of SEK 203.3 billion (USD 28.2 billion) in 2010. Founded in 1876 with the headquarters in Stockholm, Sweden, Ericsson is listed on NASDAQ OMX, Stockholm and NASDAQ New York

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FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Media Relations North America

Phone: +1 212 843 8422

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on May 12, 2011 at 14.30 CET.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: May 12, 2011